# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Royalty Pharma plc, CIK 0001802768
CUSIP: G7709Q104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 110 East 59th Street, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001814880
Persons authorized to receive notices and communications: Juan Francisco Mendez, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- R & H Trust Co. (Guernsey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,223,082; shared voting power 0; sole dispositive power 24,223,082; shared dispositive power 0; aggregate amount beneficially owned 24,223,082 (5.7% of the class)
- Severgnini Achille G. (CIK 0001814880): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,223,082; shared voting power 0; sole dispositive power 24,223,082; shared dispositive power 0; aggregate amount beneficially owned 24,223,082 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Royalty Pharma plc
Address of issuer's principal executive offices: 110 East 59th Street, NEW YORK, New York (NY), 10022
Comment: This Amendment No. 7 is being filed by R & H Trust Co. (Guernsey) Limited and Mr. Achille G. Severgnini (the "Reporting Persons") and amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 29, 2020, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 5, 2022, as amended by Amendment No. 2 to Schedule 13D filed with the SEC on August 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 4, 2022, as amended by Amendment No. 4 to Schedule 13D filed with the SEC on July 29, 2024, as amended by Amendment No. 5 to Schedule 13D filed with the SEC on February 21, 2025, as amended by Amendment No. 6 to Schedule 13D filed with the SEC on May 2, 2025 (as amended, the "Schedule 13D") with respect to the Class A Ordinary Shares, par value $0.0001 per share ("Class A Shares") of Royalty Pharma plc, a company formed under the jurisdictions of England and Wales (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 (a) is hereby amended and supplemented to include the amended and restated Annex A attached hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are reported as of February 19, 2026 and are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of November 6, 2025: (a) MGG Strategic SICAF SIF S.A. - MGG Strategic ("MGG Strategic") directly held 13,180,951 Class A Shares and (b) GG 1978 SICAF SIF S.A. - GG Strategic ("GG Strategic") directly held 12,359,170 Class A Shares.

As of February 19, 2026: (a) MGG Strategic directly holds 13,000,000 Class A Shares and (b) GG Strategic directly holds 11,223,082 Class A Shares.

As of February 19, 2026, collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 24,223,082 Class A Shares, representing beneficial ownership over 5.7% of the outstanding Class A Shares. The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 428,418,612 Class A Shares outstanding as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.

MGG Strategic is a sub-fund managed and administered by MGG SICAF. A board of directors consisting of M. Germano Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by MGG SICAF. Each member of the board disclaims beneficial ownership over such shares. MGG SICAF is owned by the MGG Trust of which M. Germano Giuliani is the beneficiary. The MGG Trust is the 100% economic owner of the shares held by MGG Strategic.

GG Strategic is a sub-fund managed and administered by GG 1978 SICAF. A board of directors consisting of Giammaria Giuliani, Achille G. Severgnini, Marco Sterzi and Franco Toscano has voting and dispositive power over the securities managed by GG 1978 SICAF. Each member of the board disclaims beneficial ownership over such shares. GG 1978 SICAF is owned by the GG Trust, of which Giammaria Giuliani is the beneficiary (together with the MGG Trust, the "Trusts"). The GG Trust is the 100% economic owner of the shares held by GG Strategic. Each of M. Germano Giuliani and Giammaria Giuliani disclaim beneficial ownership over the shares beneficially owned by MGG Strategic and GG Strategic.

The trustee of each of the Trusts is R & H Trust Co. (Guernsey) Limited. The protector of each of the Trusts is Achille G. Severgnini, who has the power to remove and replace the trustee of each the Trusts. Each of R & H Trust Co. (Guernsey) Limited and Mr. Severgnini disclaims beneficial ownership over the shares beneficially owned by the Trusts.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Persons are the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a "group."
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 7 and in Annex B attached hereto as Exhibit 99.4, none of the Reporting Persons has effected any transaction in Class A Shares in the prior 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

MGG Strategic Facility Agreement

On May 30, 2025, MGG SICAF, acting solely in respect of its sub-fund MGG Strategic, entered into a Letter Agreement relating to the MGG Facility Agreement, pursuant to which MGG Strategic lowered its pledge of Class A Shares as collateral to secure its obligations under the MGG Facility Agreement to an aggregate of 5,744,485 Class A Shares. The committed facility amount available for MGG Strategic under the Facility Agreement was reduced to $0 and reduced to $75 million in respect of the uncommitted facility.

GG Strategic Facility Agreement

On May 30, 2025, GG 1978, acting solely in respect of its sub-fund GG Strategic, entered into a Letter Agreement relating to the GG Facility Agreement, pursuant to which GG Strategic lowered its pledge of Class A Shares as collateral to secure its obligations under the GG Facility Agreement to an aggregate of 5,744,485 Class A Shares. The uncommitted facility amount available for GG Strategic under the Facility Agreement was reduced to $75 million.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.3 Annex A Directors of R & H Trust Co. (Guernsey) Limited*
99.4 Annex B Sales of Class A Shares*

## Signatures
- R & H Trust Co. (Guernsey) Limited: /s/ Karen Higgins, Karen Higgins, Director (02/20/2026)
- R & H Trust Co. (Guernsey) Limited: /s/ Alison Wyser, Alison Wyser, Director (02/20/2026)
- Severgnini Achille G.: /s/ Achille G. Severgnini, Achille G. Severgnini (02/20/2026)